Pricing Term Sheet	Issuer Free Writing Prospectus
Dated June 8, 2022	Filed Pursuant to Rule 433
Registration Statement No. 333-232821
Supplementing the Preliminary
Prospectus Supplement dated June 8, 2022
(To the Prospectus dated July 25, 2019)

$750,000,000 4.875% Senior Notes due 2025 (the “Notes”)

(the “Offering”)

The information in this pricing term sheet relates to the Offering of SYNCHRONY FINANCIAL (the “Issuer”), and should be read together with the preliminary prospectus supplement dated June 8, 2022 relating to the Offering, and the accompanying prospectus dated July 25, 2019 included in the Issuer’s Registration Statement on Form S-3 (File No. 333-232821) (as supplemented by such preliminary prospectus supplement, the “Preliminary Prospectus”).

The information in this pricing term sheet supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus.

Issuer:	SYNCHRONY FINANCIAL

Title of Securities:	4.875% Senior Notes due 2025

Ranking:	Senior Unsecured

Maturity Date:	June 13, 2025

Principal Amount:	$750,000,000

Price to Public:	99.928% of the principal amount

Net Proceeds to Issuer (before estimated offering expenses):	$746,460,000

Treasury Benchmark:	2.750% due May 15, 2025

Treasury Benchmark Price:	99-14

Treasury Benchmark Yield:	2.951%

Spread to Treasury Benchmark:	+195 basis points

Yield to Maturity:	4.901%

Interest Rate:	4.875%

Day Count Convention:	30/360, Following Unadjusted

Business Day Convention:	New York

Interest Payment Dates:	Interest on the Notes will be payable semi-annually in arrears on June 13 and December 13 of each year, beginning on December 13, 2022

Optional Redemption:	Prior to May 13, 2025 (one month prior to their maturity date) (the “Par Call Date”), the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)   (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to the date of redemption, and

(2)   100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Issuer may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP / ISIN:	87165BAS2 / US87165BAS25

Format:	SEC Registered

Denominations:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

Method of Settlement:	DTC

Trade Date:	June 8, 2022

Settlement Date*:	June 13, 2022 (T+3)

Joint Book-Running Managers:	Barclays Capital Inc. BofA Securities, Inc. Citigroup Global Markets Inc.

Senior Co-Manager:	TD Securities (USA) LLC

Co-Managers:	Academy Securities, Inc. Blaylock Van, LLC CastleOak Securities, L.P. Mischler Financial Group, Inc. R. Seelaus & Co., LLC Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC

*

It is expected that delivery of the Notes will be made against payment therefor on or about June 13, 2022, which will be the third business day after the date of the prospectus supplement. Under Rule 15c6-1 of the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of the prospectus supplement will be required, by virtue of the fact that the Notes will settle in three business days, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Such purchasers should consult their own advisors in this regard.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement dated June 8, 2022 with the SEC for the Offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement related to the Offering and the accompanying prospectus may be obtained by contacting: (i) Barclays Capital Inc. toll-free at 1-888-603-5847, (ii) BofA Securities, Inc. toll-free at 1-800-294-1322 or (iii) Citigroup Global Markets Inc. toll-free at 1-800-831-9146.

ANY DISCLAIMER OR OTHER NOTICE THAT MAY APPEAR BELOW IS NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMER OR NOTICE WAS AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT BY BLOOMBERG OR ANOTHER EMAIL SYSTEM.